Erik Paul
749 Royal Palm CT
Orlando, FL 32803
407-801-0215
Erik.Paul@karasutech.com

November 20, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

CC: Lillian Brown, Partner, WilmerHale

Jolene Negre, Deputy General Counsel, The Walt Disney Company

Re: The Walt Disney Company — Shareholder Proposal Regarding Disability Access Service (DAS) Policy Impacts for Inclusion in the 2026 Proxy Materials

Dear Staff of the Division of Corporation Finance:

The Proponent respectfully submits this response regarding The Walt Disney Company’s (“Disney” or “the Company”) no-action request letter dated November 4, 2025, seeking to exclude the shareholder proposal (the “Proposal”) from its 2026 proxy materials pursuant to Rules 14a-8(i)(3), 14a-8(i)(7), 14a-9, and 14a-8(i)(10) of the Securities Exchange Act of 1934.

For the reasons set forth herein, and consistent with the standards articulated in Staff Legal Bulletin No. 14M (Feb. 12, 2025), the Proponent respectfully requests that the Staff decline to grant no-action relief and instead advise that it will not recommend enforcement action if the Proposal is included in the Company’s 2026 proxy materials.

The Proposal requests that Disney prepare a public report assessing the business, reputational, and legal risks arising from recent changes to its Disability Access Service (“DAS”) program.

Disney’s 2024 overhaul of the DAS program, which sharply restricted eligibility for disabled park guests, has generated widespread public backlash across social media, class-action litigation, and extensive negative media coverage in both mainstream and industry outlets. The issue has become a significant driver of public discussion surrounding Disney’s brand reputation and inclusivity commitments.

Major national media coverage has come from USA Today (Nov. 25, 2024), The Los Angeles Times (Feb. 12, 2025), and NBC News (June 14, 2024), among many others (see Appendix A). These outlets reported extensive frustration and harm experienced by disabled guests, along with growing criticism from disability rights advocates and legal experts.

Disney also faces litigation alleging that its DAS policies violate the Americans with Disabilities Act (ADA) and state disability laws. As reported by USA Today and LA Times on February 12, 2025, plaintiffs allege that recent changes unlawfully exclude entire categories of disabled guests, including those with neurological, cardiovascular, and autoimmune conditions.

Despite these risks, Disney has provided no disclosure to shareholders of any assessment of the DAS overhaul’s potential business or reputational impacts, or of how it is mitigating associated legal exposure. The Proposal therefore requests that the Company issue a report analyzing these risks and competitive implications, consistent with its disclosure obligations.

The Proposal is aligned with Staff Legal Bulletin No. 14M (Feb. 12, 2025), which reaffirms that the significance of a shareholder proposal is assessed through a company-specific lens, not by its broad societal context. Under this standard, the DAS issue is significant and material to Disney’s business, as it directly affects core operations, brand reputation, and financial stability.

Rule 14a-8(i)(3) and Rule 14a-9: The Proposal Does Not Contain Materially False or Misleading Statements

Disney asserts that the Proposal’s references to “brand and financial stability under strain” and “lower volumes” tied to DAS-related decisions are materially false and misleading. This assertion is unfounded.

The Proposal’s statements are reasonable interpretations and opinions supported by credible evidence, not unsubstantiated factual claims. They derive from publicly available data, financial trends, and independent media reports. SLB 14M confirms that the Staff will not consider statements false merely because a company disputes their interpretation, as long as they are grounded in reasonable judgment.

Disney’s financial filings and public statements do in fact reveal a decline in domestic park attendance during the first half of FY2025.1 This is attributed, by Disney, to hurricanes and given as proof that the Proposal is false, but the Company fails to mention that this decline also coincided with widespread DAS-related controversy. Recent earnings releases now confirm that this trend has continued: U.S. parks attendance fell again in the most recent reporting period, even as per-guest spending and revenue increased.2 This demonstrates that attendance softness is real and ongoing, and cannot be attributed solely to weather events months earlier. The Proposal does not claim that DAS was the sole cause of reduced attendance; rather, it reasonably asserts that operational and reputational decisions, including the DAS overhaul, represent a material risk factor that shareholders should be able to evaluate. This is widely echoed in independent

1 Disney’s Parks See Decline in Visitors. Here’s Why - Newsweek https://www.newsweek.com/disney-parks- fewer-visitors-2024-hurricanes-2027231

2 Disney Parks Attendance Falls in 2025 While Prices Keep Rising https://thatparkplace.com/disney- parks-attendance-falls-in-2025-while-prices-keep-rising-what-disneys-new-numbers-reveal/

Disney Parks Post Record $10B Income in 2025 https://www.wdwinfo.com/news-stories/disney/disney- parks-post-record-10b-income-in-2025/

The Fall of Disney: Company Confirms Park Attendance Drop in 2025 https://www.disneydining.com/disney-parks-announce-attendance-decline-jc1/

research, national media coverage, and consumer sentiment across social media. While the Company highlights improved financial results due to higher guest spending, the Proposal does not allege permanent decline, only that recent policy changes pose a material, company-specific risk that warrants disclosure, in line with SLB 14M.

Disney’s letter selectively emphasizes hurricanes and external cost drivers, citing its own quarterly commentary, while entirely ignoring the widely documented and highly visible negative public reaction to the DAS overhaul. Since April 2024, Disney has faced sustained backlash across multiple channels, including viral social media accounts detailing harmful guest experiences (see Appendix A), petitions with tens of thousands of signatures3, extensive national news coverage (see Appendix A), and legal complaints alleging discrimination.4 Business Insider, Yahoo News, USA Today, and NBC News all reported that long-time loyal customers were reconsidering or abandoning future visits because of this policy change.

Examples of major media reporting on DAS-related backlash include:

●Forbes: Disney Faces Backlash Over Theme Park Disability Access Changes

●Business Insider: A disabled woman planned a 'once-in-a-lifetime' trip to Disney World. Then the park changed its disability policy.

●NBC: Disney fans say changes to disability program exclude many people who were previously covered

●Yahoo: Disney's new theme park disability policy sparks anger

●USA Today: Imagine something': Disabled Disney guests demand action after DAS program changes

●People: Disneyland Guest with Guillain-Barré Syndrome Who Was Denied Disability Access Pass Speaks Out

●Fox Business: Disneyland new limits on disability access has parkgoers upset, calling for change

●LA Times: Disneyland fans with disabilities enraged by changes: ‘We had the worst day ever there’

●Buzzfeed: Disabled Woman's Story On Disney's New Access Policy

●LA Times: Disneyland visitor launches class-action suit over new, stricter disability passes

This pattern of adverse publicity is directly tied to a change in Disney’s own policies–not to external forces–and it has reasonably influenced consumer sentiment, guest trust, and visitation decisions. Reputational damage of this kind is widely recognized as a meaningful driver of financial outcomes in the theme park and hospitality sectors, and Disney’s own business model places exceptional value on brand perception and family accessibility. Thus, the Proposal’s reference to the Company’s “brand and financial stability under strain” reflects a valid and evidence-based inference grounded in publicly observable information that any prudent investor would consider relevant.

3 Petition: Stop excluding disabled people from Disneyland and Disney World  http://www.change.org/disabledaccess

4 Disneyland visitor launches class-action suit over new, stricter disability passes https://www.latimes.com/california/story/2025-02-11/disabled-guest-suing-disney-over-denial-das-pass

Given this volume and consistency of public criticism, it is reasonable, and indeed unavoidable, for shareholders to be concerned that the DAS policy changes are adversely affecting attendance, guest behavior, and brand reputation. Disney’s choice to disclose hurricane-related impacts while providing no disclosure whatsoever about the potential effects of a major, controversial policy change only reinforces the underlying problem the Proposal seeks to address: shareholders lack the essential information necessary to evaluate how the Company’s own decisions may be influencing park performance and long-term brand value.

Disney’s claim that the Proposal is “materially false” overlooks the measurable reputational impacts and misrepresents the nature of the statements, which fall well within the range of acceptable shareholder commentary under SEC precedent.

The Company’s Attempt to Discredit Professor Burgess-Lefebvre’s Research Is Inappropriate, Factually Incorrect, and Irrelevant Under Rule 14a-8(i)(3)

Disney’s attempt to cast doubt on the validity of Professor Barbara A. Burgess-Lefebvre’s research is misplaced and reflects a fundamental misunderstanding of both academic research norms and the Proposal’s purpose. The Company’s suggestion that the study is somehow flawed because some respondents may have been recruited through the public DAS Defenders Facebook group is irrelevant and inappropriate. DAS Defenders is a large, open community with tens of thousands of disabled guests who share experiences with Disney’s DAS program. It is precisely the type of population appropriate to engage with when conducting research regarding the impacts of DAS policy changes. Academic researchers routinely recruit participants from online communities that center around the subject of inquiry. The Company’s insinuations reflect a misunderstanding of social-science methodology, not any factual deficiency in the Proposal.

The Company provides no evidence that the DAS Defenders group is not a representative sample of DAS applicants and users. No evidence has been produced by Disney to suggest that the group sample is not an accurate reflection of the community as a whole. The survey was made up of reported Disney guests and participation was voluntary, with the sample coming from a diverse group. Without quantitative evidence, the Company cannot substantiate its claim that the findings are false. Disney does not provide any demographic data regarding DAS application or usage and therefore provides no substantive basis for the claim that Burgess-Lefebvre’s study is a mischaracterization.

Disney’s reference to the Proponent’s cover letter noting that DAS Defenders could serve as “representatives” to assist with scheduling conversations with Disney is irrelevant to the research and its validity. As Disney is aware, this reference was merely to facilitate dialogue with additional stakeholders should the Company wish to engage—an offer Disney did not pursue. It has no relationship whatsoever to the development, methodology, interpretation, or presentation of Burgess-Lefebvre’s study. The Company’s attempt to conflate a stakeholder communication channel with academic data-collection is unfounded.

The Company’s characterization of the TEAAS Symposium presentation as merely a “poster display” is similarly dismissive and misleading. Poster presentations are a standard and respected method of research presentation in the social and behavioral sciences, particularly within conference settings such as IAAPA’s Themed Experience and Attractions Academic Symposium. The opportunity to present research at this academic theme park symposium requires formal submission, review, and acceptance; they are not casual or unvetted discussions. Industry and academic conferences such as IAAPA routinely use poster presentations to disseminate empirical findings, applied research, and emerging data to academic and industry professionals. Criticizing this format not only displays unfamiliarity with academic standards, but also does not provide any basis for exclusion under Rule 14a-8.

Disney’s implication that the research was “not peer reviewed” reflects a misunderstanding of the review process for academic conferences. TEAAS presentations undergo program-committee review prior to acceptance—the expected form of peer evaluation in this applied-research context. It is wholly inappropriate for the Company to imply that research presented via accepted academic channels is inherently unreliable simply because it was shared in poster format.56 Criticizing the norms of the theme-park industry’s own academic society underscores the weakness of the Company’s argument.

Furthermore, Disney’s argument that the Proposal provides “no context” ignores the fact that the Burgess-Lefebvre findings were cited directly in the text of the Proposal and that the findings were publicly reported in USA Today, Amusement Today, and other independent news sources accessible to shareholders. These sources summarize the methodology, respondent population, and key findings, ensuring that shareholders have ample context to understand the cited statistic.78910

Finally, even if the Proposal contains one small opportunity to clarify wording—stating “over 85% were unlikely or refusing to return” instead of the more precise “86% of denied DAS applicants planned to visit less or not at all”—this does not constitute a material misstatement under Rule 14a-8(i)(3). The underlying data, direction of the findings, and investor-relevant conclusion remain exactly the same: a large majority of disabled guests affected by the DAS overhaul report a substantially reduced interest in visiting Disney Parks. Under the TSC Industries v. Northway materiality standard, a statement is only “materially misleading” if a reasonable shareholder would view it as significantly altering the total mix of information made

5 Call for proposals opens for TEAAS 2024 | InPark Magazine. https://www.inparkmagazine.com/teaas-2024- call-for-proposals/#:~:text=Co%2Dauthorships%20are%20welcome.,and%20presented%20to%20the%20 Symposium

6 CALL FOR ABSTRACTS – Themed Experience & Attractions Academic Society https://teaacademicsociety.org/call-for-proposals/

7 Disney World Faces Backlash Over Accessibility Issues Amid ECV Shortages And Disability Access Service Policy Changes https://www.blackenterprise.com/disney-world-backlash-accessibility-issues-ecv- disability-access-service/

8 Disney Removes New Disability Solution, ECV’s No Longer Available for Disabled Guests https://insidethemagic.net/2025/01/disney-removes-disability-solution-ecv-no-longer-available-ad1/

9 'I'm disappointed in Disney': Advocates urge Disney restore disability access rules https://www.usatoday.com/story/travel/experience/theme-parks/2024/11/22/disney-das-study-new- policies-impact/76494462007/

10 Amusement Today, December 2024 https://amusementtoday.com/issues/2024/202412/

available. A one-percentage-point adjustment and clarification of phrasing does not remotely approach that threshold.

The Staff has treated minor inaccuracies as correctable rather than fatal. Minor corrections of this type are routinely resolved through clarification, not omission of the entire proposal. Attempting to exclude the Proposal on the basis of such a trivial wording refinement is therefore disproportionate and inconsistent with SEC practice, which requires exclusion only where statements are materially—not superficially—false or misleading. The Proponent is fully able and willing to adopt the clarifying language (“86% of denied DAS applicants planned to visit less or not at all”) without altering any substantive aspect of the Proposal. Excluding a Proposal on the basis of such a de minimis correction would conflict directly with the principles underlying Rule 14a-8(i)(3) and the Staff’s longstanding approach to non-material errors.

In sum, the Company’s efforts to discredit the Burgess-Lefebvre study rely on insinuation, mischaracterization of academic practice, and unsupported speculation—none of which satisfy the narrow standard for exclusion under Rule 14a-8(i)(3). The methods used in the study were well within acceptable industry and academic norms and, in the absence of any evidence of statistical inaccuracy, must be accepted as accurate for the purposes of the Proposal. Nothing presented by Disney demonstrates that any element of the Proposal is materially false or misleading.

Rule 14a-8(i)(7): The Proposal Does Not Concern Ordinary Business and Is Not Micromanagement Under SLB 14M

Disney argues that the Proposal concerns ordinary business operations and the manner in which it provides its products and services. However, SLB 14M (Feb. 12, 2025) reinstates a company-specific approach for determining whether a matter transcends ordinary business. Under this updated framework, the Proposal clearly raises a significant issue specific to Disney’s business and reputation, not a generalized social policy.

Under SLB 14M, the Staff assesses whether the subject matter of a shareholder proposal is significant to the particular company, rather than whether it addresses a matter of broad social import. Disney’s DAS controversy plainly meets this test. Disney’s parks, resorts, and experiences represent a substantial share of its operating income, recently reported as 70% in 202311. Its marketing emphasizes accessibility, inclusion, and family experience. Any erosion of that reputation poses a company-specific risk with quantifiable business implications.

Disney is a company whose core business revolves around families, immersive entertainment, and multigenerational travel. The size and economic power of the disability community represent a direct and material business exposure. Unlike companies with minimal consumer-facing operations, Disney relies heavily on repeat visits, brand trust, and word of mouth. The disability community constitutes a disproportionately large segment of Disney’s customer base, both because of the sheer number of disabled adults and children and because Disney’s theme parks

11 Disney's parks are its top money maker — and it plans to spend $60 billion to keep it that way https://www.cnbc.com/2024/04/07/disney-parks-are-its-top-money-maker-its-spending-to-keep-it-that- way.html are uniquely marketed for all ages and for all families. Under the SLB 14M company-specific test, these facts underscore that accessibility policies are not abstract societal issues but core business risks with foreseeable operational, reputational, and financial consequences. Alienating disabled guests places Disney at material risk of erosion of attendance, weakened brand loyalty, and long-term reputational damage.

Disney-Specific Risk Factors

●Disney’s customer base includes millions of disabled guests and the disabled population is increasing.

CDC data indicate that over 70 million U.S. adults have a disability.12 Federal education data show 7.5 million students ages 3–21 receive special education services under IDEA, an increase from 6.4 million.13 The number of disabled adults is also on the rise with 1.7 million more people reporting a disability since the start of the COVID-19 pandemic.14 Many of these individuals form the exact demographic groups, families with children, multigenerational households that Disney’s parks, cruises, films, and consumer products directly target.

●Children with disabilities represent a significant share of Disney’s core audience.

An estimated 17% of children ages 3–17 have a developmental disability according to the CDC.15 Disney's family-centric product mix means policy decisions affecting this population reach directly into the Company’s most crucial market segment. Disney has also built a reputation for granting wishes in the Make-A-Wish program to sick and disabled children, and regularly includes this in their marketing, appealing to families with disabled children.

●The disability community represents enormous spending power.

Global economic analyses place the disability market’s annual spending power between $13 trillion and $18 trillion1617, including disabled consumers and their households. Disney’s parks, resorts, streaming services, cruises, merchandise, and theatrical releases

12 CDC Data Shows Over 70 Million U.S. Adults Reported Having a Disability https://www.cdc.gov/media/releases/2024/s0716-Adult-disability.html

13 COE - Students With Disabilities https://nces.ed.gov/programs/coe/indicator/cgg/students-with- disabilities

14 Long COVID Appears to Have Led to a Surge of the Disabled in the Workplace - Liberty Street Economics https://libertystreeteconomics.newyorkfed.org/2022/10/long-covid-appears-to-have-led-to-a-surge-of-the- disabled-in-the-workplace/

15 Developmental Disability Basics | Child Development | CDC https://www.cdc.gov/child- development/about/developmental-disability-basics.html

16 Americans With Disabilities Act At 35 Unlocks $13 Trillion Market https://www.forbes.com/sites/billschiffmiller/2025/08/05/americans-with-disabilities-act-at-35-unlocks- 13-trillion-market/

17 Report unveils $18 trillion disability market | Benefits and Pensions Monitor https://www.benefitsandpensionsmonitor.com/benefits/chronic-illness-disabilities/report-unveils-18- trillion-disability-market/388725 all depend on capturing discretionary spending from families, making accessibility one of Disney’s most economically significant touchpoints.

●Travelers with disabilities represent a major revenue driver for the tourism sector, with direct relevance to Disney’s parks and cruise businesses.

According to the Open Doors Organization’s 2024 research, U.S. adults with disabilities spend nearly $50 billion annually on travel, and over $100 billion including travel companions. Between 2022–2024, 25.6 million disabled travelers took 77 million trips, and spending on cruises, directly relevant to Disney Cruise Line, grew from $10.4 billion in 2020 to $18.5 billion in 2024. This data underscores the significant financial risk of alienating disabled travelers who rely on predictable accessibility to select destinations; loss of trust in Disney’s disability policies directly threatens a portion of an over $100 billion annual travel market.18

●Disney’s business model disproportionately relies on brand trust and inclusion.

Disney markets itself as a “magical,” “welcoming,” and “inclusive” family experience. Because disabled guests often require predictable, consistent accommodations to participate in vacations safely, negative experiences or policy barriers cause outsized damage to long-term brand loyalty and family decision-making.

●Peer-reviewed tourism research confirms that accessibility is a primary driver of travel participation for disabled guests.

International survey data published in the International Journal of Environmental Research and Public Health (2022) found that “accessibility of facilities for people with disabilities” was rated the single most important aspect of travel for respondents with sensory disabilities—ranked above sightseeing, adventure, relaxation, or visiting family and friends. The same study identified lack of accessible information, insufficiently trained staff, and architectural barriers as among the most significant obstacles preventing disabled individuals from engaging in tourism. The authors further conclude that accessible tourism is a rapidly expanding, high-value market segment that creates substantial revenue opportunities for major tourism providers. These findings underscore that disability access is not an ancillary amenity for Disney but central to its core business model as a global tourism operator.19

●Disabled guests are high-involvement customers whose spending patterns shape family choices.

Families typically choose vacation destinations and entertainment options around the needs of a disabled child, parent, or elder. Alienating even one disabled member often results in the entire family or travel group choosing not to visit, magnifying the business impact beyond a single individual.

18 $50 Billion in Annual Spending Highlights Impact of Travelers with Disabilities < Southeast ADA Center https://adasoutheast.org/50-billion-in-annual-spending-highlights-impact-of-travelers-with-disabilities/

19 Travelling from Perspective of Persons with Disability: Results of an International Survey - PMC https://pmc.ncbi.nlm.nih.gov/articles/PMC9518026/

●Accessibility failures lead to accelerated reputational risk.

Unlike many consumer issues, accessibility failures generate immediate and highly visible public reaction, viral videos, news coverage, petitions, advocacy mobilization, resulting in fast-moving reputational harm (see Appendix A). This is especially true for Disney, whose parks are the subject of daily social media commentary and whose brand visibility magnifies any perceived exclusion.

●Disability policy controversies directly influence attendance decisions.

Media outlets including NBC News, USA Today, Business Insider, Yahoo News, the Los Angeles Times, and The Conversation have documented families canceling future Disney trips because they no longer trust the Company’s accessibility framework. Under SLB 14M, these company-specific impacts make disability access a materially significant operational risk.

●Major competitors maintain broader and more inclusive eligibility criteria for guests who cannot wait in traditional queues, placing Disney at a competitive disadvantage following its DAS restrictions. This creates a predictable competitive risk: disabled families, representing a large and loyal market segment, may redirect vacations toward companies perceived as more inclusive.

●Universal Orlando allows access to its Attraction Assistance Pass (AAP) for guests whose disabilities prevent them from tolerating a traditional queue environment. Eligibility is confirmed through the IBCCES Individual Accessibility Card, which accepts documentation from medical, educational, or governmental professionals for a wide range of disabilities—not limited to developmental or cognitive disabilities.2021

●LEGOLAND Florida issues a HERO Pass to guests with any disability that makes waiting in line difficult, and a Blue HERO Pass specifically for autistic guests—no medical documentation required, only a conversation about functional needs.2223

●SeaWorld offers an Accessibility Pass for guests whose disabilities make it unsafe or unmanageable to remain in long queues, determined by individualized assessment at Guest Services. No categorical diagnostic restrictions are imposed.24

20 UNIVERSAL ORLANDO RESORT GUIDE FOR Safety and Accessibility https://www.universalorlando.com/webdata/k2/en/us/files/Documents/epic-universe-guide-for-safety-and- accessibility.pdf?utm_source=chatgpt.com

21 Accessibility Information | Universal Orlando Resort https://www.universalorlando.com/web/en/us/plan- your-visit/accessibility-information

22 What is the HERO Access Pass at LEGOLAND Florida? https://florida-support.legoland.com/hc/en- us/articles/115000611492-What-is-the-HERO-Access-Pass-at-LEGOLAND-Florida

23 Resort Accessibility & ADA Information | LEGOLAND® Florida Resort https://www.legoland.com/florida/plan-your-visit/know-before-you-go/accessibility-information/resort- accessibility-ada-information/?utm_source=chatgpt.com

24 Accessibility at SeaWorld Orlando https://orlandoinformer.com/seaworld/accessibility-at-seaworld- orlando/

●Six Flags provides an Attraction Access Pass for guests unable to wait in a standard queue environment due to a disability, with eligibility determined broadly based on functional impact rather than diagnostic category.25

●Knott’s Berry Farm uses an Attraction Access Pass for guests with disabilities that limit their ability to wait in regular lines, with eligibility determined by individual assessment and not limited to a specific disability type.26

●Disney’s DAS overhaul is not a routine operational matter, it is a strategic policy decision with material business implications.

Disney argues that the Disability Access Service (DAS) program is merely “one of many policies” relating to daily park operations, but this framing is inaccurate and inconsistent with the nature of the decision and its consequences. The Proposal does not seek to manage operational tasks such as staffing, ride timing, or queue logistics. Instead, it addresses the Company’s strategic decision to overhaul its disability accommodation framework, an issue that directly affects brand trust, attendance patterns, public perception, and financial performance. Disney itself emphasizes that decisions about the DAS program are “nuanced” and shaped by cost, strategic priorities, and legal considerations. These acknowledgments confirm that the DAS overhaul is not a routine operational choice but a high-level policy shift with implications for governance and long-term brand positioning. Under SLB 14M’s company-specific significance test, such a decision cannot be dismissed as ordinary business when it materially impacts Disney’s core identity as a family-oriented, inclusive entertainment company.

Disney’s own no-action letter acknowledges that “for over three decades, the Company has led the theme park industry in the design and implementation of innovative and effective services that accommodate persons with disabilities” and that Disney has “taken an active interest in designing, promoting, and serving as a model for accessibility.” This admission underscores the core of the Proposal’s concern: Disney has built substantial brand value, guest loyalty, and market differentiation around accessibility, yet now provides no disclosure about how a major reversal in disability policies affects the very population it once targeted and publicly celebrated. The Company’s decades-long emphasis on accessibility is not peripheral,it is a material strategic asset. When a company that has explicitly marketed itself as an accessibility leader makes a significant policy shift that triggers widespread backlash, litigation, negative press, and documented trip cancellations, shareholders are entitled to understand how this change affects attendance, brand trust, and long-term financial performance. Disney cannot claim accessibility is central to its identity for 30 years, yet argue that a dramatic reversal in accessibility practices is too insignificant for disclosure. This disconnect only heightens the need for the independent assessment requested in the Proposal.

25 Six Flags Over Texas Accessibility https://www.sixflags.com/overtexas/accessibility?utm_source=chatgpt.com

26 Amusement Park Accessibility | Knott's Berry Farm | Page https://www.sixflags.com/knotts/accessibility

The Proposal Does Not Constitute Micromanagement Under Rule 14a-8(i)(7), SLB 14M, or SLB 14K

Disney’s assertion that the Proposal constitutes “micromanagement” under Rule 14a-8(i)(7) misapplies the governing standard and contradicts the most recent interpretive guidance. Staff Legal Bulletin No. 14M (Feb. 12, 2025) (“SLB 14M”) makes clear that a proposal constitutes micromanagement where it prescribes specific methods, mandates operational detail, imposes timelines, or intrudes into day-to-day managerial discretion. The Proposal does none of these things. It requests only an independent, high-level review and a Board-level summary of the legal, reputational, financial, and competitive risks associated with the Company’s recent overhaul of the Disability Access Service (“DAS”) program,information that shareholders do not currently have and that is necessary to evaluate management’s decisions.

SLB 14M reinstates the principles articulated in Staff Legal Bulletin No. 14K (Oct. 16, 2019) (“SLB 14K”), which emphasize that requests for evaluations, risk assessments, or Board-level reports do not constitute micromanagement where the proposal leaves discretion to management regarding the manner in which such evaluations are conducted. The reinstated guidance expressly distinguishes between proposals that dictate methods and those that merely request information, and it confirms that only the former violate Rule 14a-8(i)(7).

The Proposal does not seek to impose specific accessibility standards, operational benchmarks, staffing ratios, queue procedures, attraction modifications, incident-tracking systems, or other features that would substitute shareholder judgment for managerial expertise. Nor does it impose any timeline, method, operational framework, or particular form of reporting Moreover, the Proposal leaves all decisions regarding how the Company should respond to any identified risks entirely to management. Even after the report is produced, the Proposal does not mandate any action–not a policy reversal, not a procedural change, not a staffing increase, not a single operational adjustment. It does not require Disney to adopt any recommendations that might arise from the review.

A request for a report on how the Company is managing risks associated with a widely criticized policy change is a textbook example of shareholder oversight, not operational control. Shareholders currently lack any assessment of the consequences of the DAS overhaul, despite the fact that it has led to substantial negative public attention, guest dissatisfaction, a class-action lawsuit, and extensive reporting across major media outlets. Without the requested information, investors cannot evaluate whether management’s decision-making regarding accessibility is exposing the Company to material legal, financial, and reputational risks.

For all of these reasons, the Proposal cannot reasonably be characterized as micromanagement under Rule 14a-8(i)(7). It seeks disclosure, not direction; oversight, not operational authority. Under the standards reaffirmed in SLB 14M and SLB 14K, the Company’s argument is without merit, and exclusion on micromanagement grounds is inappropriate.

Evaluation of Legal Risk Is a Proper Function of Shareholder Oversight

Disney’s reliance on pending ADA litigation and vague references to “legal compliance” as grounds for exclusion mischaracterizes both the Proposal and the applicable standards under Rule 14a-8(i)(7), particularly as clarified by Staff Legal Bulletin No. 14M (Feb. 12, 2025). The Proposal does not ask the Company to take a position on the merits of any lawsuit, alter or disclose its litigation strategy, interpret the Americans with Disabilities Act or any law, or adopt any legally required policy change. Instead, it seeks a Board-supervised, high-level evaluation of the operational, financial, reputational, competitive, and legal risks associated with the Company’s recent overhaul of its Disability Access Service (“DAS”) program. These risks are plainly material to Disney’s business and therefore appropriate for shareholder oversight.

Disney’s characterization of the Proposal as connected to ongoing litigation is both factually incorrect and irrelevant. The Proponent has no relationship with the plaintiffs or counsel involved in the pending California lawsuit, resides in a different state thousands of miles away, and was not involved in the development, filing, or advancement of that litigation. Similarly, the counsel and plaintiff of that lawsuit did not suggest, participate in, or endorse the resolution in any way. The Company’s attempt to imply otherwise—based solely on the fact that a plaintiffs’ attorney happens to be one of tens of thousands of members in a large, publicly accessible Facebook group where disabled guests share experiences with DAS—is unsupported, unprofessional, and inappropriate towards a shareholder. It is particularly concerning that the Company would level such insinuations at one of its own shareholders, simply for participating in an online community discussing Disney’s policies. Disabled individuals and shareholders alike should be able to engage in ordinary public discourse without the Company twisting their participation into allegations of coordinated legal strategy. SLB 14M requires exclusion arguments to be grounded in demonstrable facts, not conjecture, innuendo, or attempts to discredit a shareholder raising legitimate concerns. Disney provides none.

The existence of litigation does not convert a policy-focused, risk-evaluation proposal into “ordinary business.” Across industries, shareholder proposals addressing cybersecurity, environmental exposures, labor disputes, consumer protection issues, and workplace safety have routinely been included even amid active litigation. Companies facing lawsuits over data breaches, wage practices, or environmental impact are not permitted to exempt themselves from risk-reporting obligations. Litigation is commonplace in the modern regulatory environment; its mere existence does not bar shareholder oversight.

The Company also misstates the nature of the Proposal by suggesting that it relates to ADA compliance. The Proposal does not mention the ADA, regulatory obligations, or legal compliance frameworks. It does not seek a legal determination of whether Company policies comply with federal law, nor does it request that the Company adopt any specific compliance measure, take any position in pending litigation, or modify its legal defense. The Proposal concerns risk assessment, not legal compliance. It asks the Board to evaluate the broader business consequences of a highly controversial policy shift, consequences that include, but are not limited to, the potential for legal exposure. Requests for governance-level risk evaluation fall squarely within the realm of permissible shareholder oversight rather than the domain of day-to-day legal compliance.

Although the Proposal does not seek to dictate legal compliance, it does appropriately request an evaluation of legal risk, which is a central component of Board fiduciary oversight. Disney’s abrupt changes to the DAS program have already resulted in a pending class-action lawsuit. Class actions carry significant potential exposure for companies in the form of multimillion-dollar settlements, structural injunctions, mandatory policy revisions, and ongoing monitoring obligations. These consequences directly affect shareholder value and are routinely considered material risks under standard corporate governance principles. Shareholders have a legitimate and well-established interest in understanding how Disney evaluates litigation risk arising from its own policy decisions.

Under the SEC’s disclosure framework, litigation often heightens rather than diminishes the need for transparency. When litigation arises from a major operational decision, as is the case with the DAS overhaul, the consequences for brand trust, guest experience, market competitiveness, and long-term revenue stability can be substantial. Shareholders are entitled to understand how the Board is assessing and preparing for those risks.

Importantly, the Proposal does not prescribe legal strategy or mandate any particular response to litigation risk. It leaves all substantive decisions entirely to the Board and management. It does not require the Company to adopt any policy, reverse any decision, modify the DAS program, or alter any operational detail. It requests only that Disney evaluate and disclose risks, precisely the type of information investors rely on to assess the results of management decisions and the resilience of the Company’s business model. Under SLB 14M, such high-level, non-prescriptive evaluations do not constitute micromanagement, nor do they intrude upon legal-compliance obligations.

Finally, accepting The Company’s argument would produce an untenable result: Companies could immunize themselves from shareholder oversight by taking actions so controversial or poorly managed that they provoke litigation. This is not, and has never been, the purpose of Rule 14a-8(i)(7). Litigation arising from a significant policy decision is evidence of potential business risk, not a reason to deny shareholders information about that risk.

For these reasons, the Company’s claim litigation, compliance, and its attempt to claim some sort of legal coordination all fail. The Proposal concerns governance-level risk evaluation of a policy change that has already demonstrated material significance to Disney’s reputation, guest relationships, and operational stability. Under SLB 14M, these considerations are appropriate subjects for shareholder oversight, and exclusion is unwarranted.

Rule 14a-8(i)(10)The Company Has Not Substantially Implemented the Proposal

Disney’s assertion that the Proposal may be excluded under Rule 14a-8(i)(10) because the Company has “substantially implemented” it is incorrect. This is unsupported by the factual record, and inconsistent with the meaning of substantial implementation as interpreted by the Staff. To qualify for exclusion under this Rule, a company must demonstrate that it has already accomplished the essential objective of the proposal. Disney has not done so. Instead, its cited materials reveal that it has provided only consumer-facing operational instructions and internal, undisclosed processes, not the independent risk review that the Proposal seeks.

The Proposal requests a high-level, comprehensive evaluation of the Company’s accessibility policies and recent DAS-related decisions. Its core purpose is to produce an independent assessment of legal, financial, operational, and reputational risks associated with accessibility, together with a summary of findings provided to the Board and made available to shareholders. Disney has not done any of this.

Instead, Disney attempts to equate its guest-facing webpages, park guides, and operational descriptions with the Proposal’s request for a formal risk assessment. The materials Disney cites are designed to help guests navigate the DAS program, understand eligibility rules, and learn how to apply. They do not evaluate whether these policies are effective. They do not analyze whether the Company’s actions expose it to legal liability, reputational damage, or competitive disadvantage. They do not address whether disabled guests are able to have their needs met. They do not consider stakeholder concerns or operational shortcomings. They are not independent, not comparative, and not reviewed by the Board.

A consumer-facing webpage cannot substitute for the risk-based analysis the Proposal seeks. Wayfinding materials are not accountability mechanisms. Guest instructions are not policy audits. Operational details are not governance reports. Disney’s reliance on these materials highlights the significant gap between what the Proposal requests and what the Company has provided.

Disney also gestures vaguely toward internal processes and risk reviews as evidence of substantial implementation. These internal activities are neither disclosed nor verified. Internal assessments that shareholders cannot access, cannot evaluate, and cannot verify do not satisfy a Proposal requiring public reporting or Board-level oversight. Internal reviews of unknown content and unknown scope cannot be treated as “substantial implementation” of a Proposal grounded in corporate governance and risk management.

The real-world consequences following Disney’s DAS overhaul further demonstrate that the Company has not meaningfully evaluated the impacts or risks associated with its DAS policy change. Since April 2024, Disney has been the subject of substantial and sustained negative media coverage across major national outlets (See Appendix A). Tens of thousands of disabled guests have publicly reported confusion, exclusion, or harm including through the more than 24,000 members of aforementioned DAS Defenders Facebook group and over 35,000 signers of a petition on Change.org. The existence of such widespread backlash is itself compelling evidence that the Company has not undertaken the type of evaluation the Proposal seeks.

To satisfy Rule 14a-8(i)(10), a company must demonstrate that its existing practices compare favorably with the essential elements of the proposal. Disney’s do not. The Proposal seeks independent evaluation, structured risk analysis, comparative assessment, Board oversight, and shareholder disclosure. Disney provides none of these.

What the Company offers instead, are webpages, guest navigation instructions, marketing materials, internal nondisclosed practices, and operationally oriented accessibility descriptions. These items bear no meaningful resemblance to the requested review. These materials do not address legal exposure, do not evaluate reputational or financial risk, and do not examine whether Disney’s policies align with accessibility standards or competitor practices.

Disney has therefore failed to implement the essential objective of the Proposal, making exclusion under Rule 14a-8(i)(10) inappropriate.

Conclusion

The Proposal satisfies all requirements under Rule 14a-8 and SLB 14M. It addresses a company-specific, economically significant, and reputationally material issue, does not contain materially false statements, does not micromanage, and has not been substantially implemented.

I respectfully request that the Staff of the Division of Corporation Finance deny the Company’s request for no-action relief and permit inclusion of the Proposal in Disney’s 2026 proxy materials.

Sincerely,

Erik Paul

Appendix A – Media Coverage Summary: Disability Access Service Policy Backlash

Public Reaction Demonstrates Material, Company-Specific Risk

The scale of public backlash to Disney’s DAS policy changes shows that disability access is not a peripheral concern—it directly affects guest experience, brand reputation, and future attendance. Under the company-specific significance framework in SLB 14M, this widespread reaction is highly relevant to shareholder evaluation of the issue.

Sampling of First-Person Guest Testimonies Illustrating Reputational Risk

Thousands of disabled guests have described deeply negative experiences directly related to the new policies. The following excerpts represent only a small sampling of publicly available guest accounts, drawn from large open online forums and high-visibility comment threads. These statements are not isolated anecdotes; they reflect patterns repeated across hundreds of conversations involving individuals with diverse disabilities—including veterans with PTSD and TBI, autistic adults and children, guests with Crohn’s disease, bladder disorders, sensory disabilities, mobility impairments, and chronic medical conditions.

Collectively, these testimonies demonstrate consistent themes of distress, exclusion, safety concerns, and cancellation of planned trips, including reports from long-time loyal customers who state they will not return under the current system. Because Disney’s theme-park business relies heavily on trust, family decision-making, and the perception of safety and welcome for disabled guests, these firsthand accounts provide evidence of material reputational and financial risk directly relevant to shareholders.

The quotes below are only examples; they reflect a far larger volume of similar reports that have proliferated since April 2024.

●I was denied DAS today even after I used it for ten years for my Crohn’s disease. I tried to explain to them I don’t have a rectum from surgeries to hold it, but it wasn’t enough. https://www.tiktok.com/@disneyglennb/video/7371188077152259370?lang=en&q=disney%20das%20denied&t=1716341201497

●My husband was denied today. He is 100% DAV and TBI .. suffers panic attacks. He had a panic attack after the video chat. https://www.tiktok.com/@disneyglennb/video/7371188077152259370?lang=en&q=disney%20das%20denied&t=1716341201497

●Used to qualify-now don’t. My daughter has a permanent injury that worsens when being still. So prolonged standing or sitting is problematic. DAS was perfect for her because she could move freely. So sad. https://www.tiktok.com/@castles_and_kingdoms/video/7372017283322875179?lang=en&q=disney%20das%20denied&t=1716504352956

●My husband was denied yesterday. He is 100% DAV (severe PTSD, TBI , and other issues). They told him to buy Genie+ to accommodate him. He has had DAS a few times before.

https://www.tiktok.com/@valsmagicallife/video/7371144890383633706?lang=en&q=disney%20das%20denied&t=1716504352956

●Just so you know they still deny people with autism, they denied me today https://www.tiktok.com/@changedotorg/video/7371191098472926506?lang=en&q=disney%20das%20denied&t=1716504352956

●I canceled my Disney trip plans. If you know me you know I have worked so hard to get out of a scooter and get out of poverty so I can go again. It’s taken me years. I can’t risk spending thousands to be possibly denied DAS later. https://x.com/LucyRebelHeart/status/1793601338569531867

●I was denied today and I cried. I’m glad they are making it harder, but… I’m pretty devastated by what they said to me. https://www.tiktok.com/@thosetravelingears/video/7371479384844143915?lang=en&q=disney%20das%20denied&t=1716504352956

●They gave my husband quite a few options but they mostly either involve paying more money for Genie or Lightning lane or separating us from him, it’s terrible! https://www.tiktok.com/@thosetravelingears/video/7371479384844143915?lang=en&q=disney%20das%20denied&t=1716504352956

●They just denied me for my bladder disorder. They told me to go to a cast member and they’ll take me out and back in. Even if I have to go 20 times. I bawled after. It’s just so frustrating. Having an invisible disease is hard enough as is. https://www.tiktok.com/@thosetravelingears/video/7371479384844143915?lang=en&q=disney%20das%20denied&t=1716504352956

●Disney's approach and reading all these comments blows my mind. People who are disabled should be given DAS, regardless of the condition. Life is hard enough ready for these people and if being able to go to Disney and not queue makes it even the tiniest bit better than they should be allowed too. All these chancers who make stuff up to game the system should be ashamed. Disney should be ashamed. https://www.thedibb.co.uk/forums/showthread.php?t=1274928&page=23

●It’s honestly been so hard to be excited about Tiana’s this week. Like yeah I’m finally getting some inclusion and representations. But on the heels of the new DAS system, which is very clearly not being inclusive to the disabled and those who need, it’s hard to be happy.I can’t share everything I’ve been told but I’ve seen heartbreak, tears, and quite frankly disappointment from lifelong fans of Disney who would need this system. Some who have chosen to not renew passes, canceled visits or will choose not to return because of this. https://x.com/hecallsmePP/status/1793326405213667396

●You will go on the site and agree to the terms and conditions and then speak to a cast member on zoom. The cast member will screen you- I was passed to a medical professional who in less words told me adults can’t be on the spectrum and my disabilities were not valid for DAS, which I have had for years. I only spoke to the medical professional for 5 min, I was very shaken up, and it may sound stupid but being told the things I have battled my entire life are not valid was very demeaning. The cast member told me when I calm down (I was rapidly spiraling to a meltdown) to call back and ask for a coordinator. I reached back out and spoke to a coordinator- just to give feedback on the process- and after talking to the coordinator she approved my DAS. My feeling was the 3rd party medical team is being overly harsh and seem to imply in interactions that adults can’t possibly have sensory or other processing issues.

https://www.reddit.com/r/disneyparks/comments/1cwwhrx/since_the_das_pass_rules_ have_changed_do_i_now/?share_id=3dqA6XV5CpLl8qZQwkp10&utm_content=1& utm_medium=ios_app&utm_name=ioscss&utm_source=share&utm_term=4

●I was denied for DAS for the first time today. I am approved for accessibility at Universal. I have a nerve condition in my spine that causes it to lock up and I can’t stand or sit for extended times. They said to use re-entry. Doesn’t work solo or when I bring grandkids. Yikes. I did mention it and after the health professional denied me and turned me back over to the cast member on Zoom, the cast member didn’t know how to respond about being solo. It was more or less basically don’t pick rides with higher wait times. https://x.com/AmyMulder13/status/1793076361764249817

●Disney not giving DAS to people who need it is the largest scale of disability discrimination I’ve seen performed by a company in years. Claiming diversity but shutting the door on the very faces who need it is awful and distasteful. https://x.com/emilynicole1005/status/1792969488263987511

●Spoke to a Disney cast member first and explained that I have a condition specifically triggered by heat, crowding and overstimulation and have fainted & required medical attention in ride queues in the past. She said it sounded like I would be a good fit for DAS & brought in a professional. The professional asked how I typically handle waiting in lines in other public places which struck me as a bizarre question & i told her other lines are generally shorter, not heavily crowded, and in an air conditioned environment. she suggested i utilize their queue reentry service & i told her i do not feel comfortable even entering lengthy ride queues for attractions like ROTR, cosmic rewind & now bayou adventure b/c i would be placing myself in an environment that i know is unsafe for me I told her SVT episodes come on very abruptly and that if my HR goes above 160 i need to go to the ER. I said I honestly could not think of a worse place to suffer an episode than in a crowded outdoor 3 hr queue in intense heat. Once an episode occurs I would not be in any state to remove myself from the queue; if there was an issue, I would already require medical attention. I'm not willing to put myself in a situation that could potentially lead to that point for the sake of a theme park ride. The professional apologized & disconnected and the cast member suggested finding shaded/secluded areas to avoid overstimulation. i said i'm already accustomed to doing this but this does nothing to help me experience attractions with my disability, which is supposedly the purpose of DAS shocker, her final suggestion was to pay for genie+ and lightning lane. https://x.com/hecallsmePP/status/1793326405213667396

●I’ve taken my son to Disney for years.. always had great assistance from Disney and never had any issues with DAS. To be clear, I’m very grateful for what Disney offers. I’m sure there will be many people just like us. Now, I’ve spent almost £10k on next year's holiday .. from the UK, I’m expected to arrive at Disney and then try to see if I can get DAS for my son. https://www.thedibb.co.uk/forums/showthread.php?t=1274928&page=23

●For Disney to claim they love and support our combat veterans and then to come around and deny those veterans a DAS for legit disabilities is disgustingly distasteful. https://x.com/elchurroguapo85/status/1793712847375286469

●My mother was not approved for POTS, Autism or EDS yesterday because she's an adult they basically told her you should be over the autism by now.

https://www.reddit.com/r/POTS/comments/1cyd7wy/has_anybody_been_to_disney_ world_after_their_new/

●Just got off the phone with Disney - their new rules effective 5/19 will not allow a T1D to get a DAS pass. What an incredible bummer for the folks who need it. https://www.reddit.com/r/diabetes_t1/comments/1cxkws5/disney_das_denied_for_t1d/

●I was told the passes are only for autistic folks now because they can't mentally wait and we have wheelchairs to sit in to wait. https://www.tiktok.com/@conniecairlines/video/7371632796072250666?lang=en

●My kiddo has a neurodevelopment and sensory processing disorder…we were declined and I was told to bring a fave stuffy, fave blanket, earphones & eyewear to keep my son calm. https://www.tiktok.com/@natali_travelplanner/video/7371905901252414763?lang=en&q=disney%20das&t=1716503075969

●I don't qualify any longer now either but with Chron’s there is no stopping to talk to someone to get one of these passes. I'll be lucky to make it out of line in time. https://www.tiktok.com/@castles_and_kingdoms/video/7372017283322875179?lang=en&q=disney%20das%20denied&t=1716504352956

Overview of Extensive National and Local Media Coverage of DAS

The Disability Access Service (DAS) overhaul has also generated sustained, nationwide press coverage across major newspapers, regional outlets, broadcast news, legal publications, industry media, and disability-focused reporting. The following table represents only a selection of the stories published between April 2024 and October 2025; it is not exhaustive. Even this limited sample demonstrates the breadth and persistence of the issue, with coverage spanning national outlets such as USA Today, Forbes, NBC, LA Times, Business Insider, People, and Fox affiliates, as well as high-engagement industry sites and theme-park publications.

This volume and diversity of reporting—spanning legal analyses, family impact stories, policy critiques, incident reports, and business-risk commentary—indicate that concerns about Disney’s disability access policies have become an ongoing and mainstream news topic. Such sustained visibility materially affects the Company’s reputation and consumer trust, underscoring why shareholders reasonably seek a board-level review of the risks associated with the DAS overhaul.

Table A.

Link	Date	Publication
Disney Adds New DAS Disability Pass Rules For Eligibility Call to Website - Mickey Visit	10/16/2025	Mickey Visit
Disney World Quietly Updates Disability Access Service (DAS) Rules - AllEars.Net	10/16/2025	AllEars
Disney World Adds New Rules for DAS Eligibility Call	10/15/2025	Disney Tourist Blog
Disney sued for alleged discrimination after changes to disability service	10/14/2025	SFGate
Disney Tightens Disability Access Rules Again: New Tech, New Limits, No Recordings Allowed	10/14/2025	Disney Dining
Disney's Disability Policy Changes Again, No Filming and More Rules Added	10/14/2025	Inside the Magic
My Family Relies on Disney's Disability Access Service (DAS). Here’s How It Could Be Improved. - WDW Magazine	10/8/2025	WDW Magazine
In Devastating Video, Disney Cast Member Reveals How Damaging Disability Changes Have Been	8/21/2025	Inside the Magic
Ex-Disney Cast Member Speaks Out About the Devastating Impact of Disability Access Changes	8/21/2025	Disney Fanatic
DAS Defenders Sponsors Florida's First Historical Marker for Disability Rights Advocate - WDW News Today	8/1/2025	WDW News Today
Changes to DAS Leave Some Guests Still Excluded from Access | Disney Dining	5/18/2025	Disney Dining
Disney and Universal Faced Tearful Accessibility Backlash – But Only One Has Backtracked	3/28/2025	Inside the Magic
Disabled Disney Guest Told "You Don't Look Autistic Enough' for DAS Program	3/12/2025	Disney Dining
Disney Defends Security After Controversial Request for Disabled Guest’s Partner to Act as Service Animal	2/27/2025	Disney Dining
Disney World Adds Language Preventing Class Action Lawsuits to Disability Pass Terms - Mickey Visit	2/24/2025	Mickey Visit
Disney Faces Lawsuit for Altering Disability Accommodations - FindLaw	2/18/2025	FindLaw
Disney hit with class action lawsuit over DAS pass - al.com	2/14/2025	AL.com
Disney faces lawsuit over disability access policies at theme parks	2/13/2025	News6 Orlando
Disney Sued Over Stricter Criteria For Disability Passes	2/13/2025	Disability Scoop

Disneyland visitor launches class-action suit over new, stricter disability passes	2/12/2025	LA Times
Class-action lawsuit filed over changes to Disney’s Disability Access Service (DAS)	2/12/2025	USA Today
Lawsuit filed over Disneyland's disability access pass policy | FOX 11 Los Angeles	2/12/2025	Fox LA
Disneyland's Attempt to Reduce Abuse of Disability Services Led to Discrimination Against Those With Physical Disabilities, Lawsuit Claims	2/12/2025	Latin Times
Disney Faces Class Action Lawsuit Over Disability Access Service	2/11/2025	Blog Mickey
Lawsuit alleges Disneyland excluded physically disabled visitors from using Disability Access Service | KTLA	2/11/2025	KTLA
Disneyland discriminates against physically disabled visitors, lawsuit alleges – Orange County Register	2/11/2025	OC Register
California class action lawsuit attacks Disney's theme park services for people with disabilities	2/11/2025	Florida Today
Disney Sued Over “Discriminatory” DAS Disability Park Service	2/11/2025	Inside the Magic
BREAKING: Class Action Lawsuit Filed Against Disney & Inspire Health Over Changes to Theme Park Disability Access Service - WDW News Today	2/10/2025	WDWNT
Disney Guest Devastated When Severely Disabled Son Is Denied DAS	1/16/2025	Inside the Magic
New Disney World photo sounds alarm on a growing problem - TheStreet	1/7/2025	The Street
Disney cut back accommodations. What’s it like to attend while disabled?	12/13/2024	Tampa Bay Times
Disabled Woman's Story On Disney's New Access Policy	12/11/2024	Buzzfeed
Visiting Disney World With a Disability Post DAS	12/9/2024	Dis
I'm disappointed in Disney': Advocates urge Disney restore disability access rules	11/25/2024	USA Today
Discounted DAS Tickets Added at One Disney Park as Disney World Pulls Back On Services - AllEars.Net	11/22/2024	AllEars
Letters: Navigating Disney with a disability | Trump and gay rights | Trump won on fear	11/16/2024	Orlando Sentinel
Disneyland guests still frustrated with updated Disability Access Service program | KTLA	10/8/2024	KTLA
Disney fans with disabilities irate over pass changes | News | daytonatimes.com	9/11/2024	Daytona Times

Disney accused of denying park passes to disabled kids: ‘The worst day ever!’	8/27/2024	NY Post
Disneyland fans with disabilities enraged by changes: ‘We had the worst day ever there’	8/27/2024	LA Times
Disney Combats Backlash After DAS Scandal	8/23/2024	Inside the Magic
With DAS Rule Change, Disney Rejects Disability Inclusion Efforts	8/23/2024	WDW Info
Guests with Invisible Disabilities Affected by Disney DAS Limitations	8/22/2024	DisneyFanatic
Disney Magic Ends for Guests with Disabilities	8/21/2024	Inside the Magic
Kids DENIED by Disney!? DAS Just Isn't Right! The Daily Dish Ep 44	8/20/2024	Daily Dish with Ron E Bradley
Unbelievable: Disney World DENYING Special Needs Children ANY Accommodations - One Mom's Experience!	8/20/2024	WDW Pro
Guest With Narcolepsy Shares Negatives of Disneyland Experience Without Disability Pass - WDW News Today	8/20/2024	WDW News Today
Mother Reconsidering Visiting Disney World After Being Told Her Disabled Son Isn’t Disabled Enough	8/15/2024	DisneyFanatic
Once Again, Disney Says Disabled Child Isn't Disabled Enough | Disney Dining	8/12/2024	Disney Dining
Tampa Bay family upset after son can’t get disability accommodations at Disney | WFLA	8/11/2024	KTLA
Disney's Disability Discrimination Overshadows Major Fan Event	8/11/2024	Inside the Magic
Tampa Bay family upset after son can’t get disability accommodations at Disney | WFLA	8/9/2024	WFLA
DAS Defenders is Hitting the Road with a New Mobile Billboard for D23	8/8/2024	Laughing Place
Disability Advocates Take Over Mobile Billboard Near D23 and Disneyland in Protest of DAS Changes - WDW News Today	8/8/2024	Disneyland News Today
Guest Claims Disney Made Child Sick After "Interrogation"	8/6/2024	Disney Dining
Disney’s new disability policy raises concerns | Your Morning	8/2/2024	CTV Your Morning
HOW DID I GET HERE?	8/2/2024	GothicRosie
Disney Experiences Theme Park Casting Call Offers $800/Day	7/30/2024	Digital Chew

Disney’s new disability access policy risks excluding some disabled visitors	7/29/2024	The Conversation
What the Heck Happened to Bob Iger?!	7/28/2024	Inside the Magic
Chaos Expected: 'Defenders' Group to Swarm Disney Parks, Resulting in Closures and Delays	7/20/2024	Inside the Magic
Disability Advocates Plan “Blue Day” at Disney Parks to Mark ADA Anniversary	7/20/2024	DisabilityAtDisney
DAS Defenders Organizes “Visibility Day” WITHIN EPCOT and Disneyland | Protest at Disney	7/19/2024	That Park Place
Disability Advocates Plan “Blue Day” at Disney Parks to Mark ADA Anniversary	7/16/2024	Monorail News
DAS Defenders Organizing Disability Visibility Events at Disneyland and Walt Disney World	7/15/2024	WDW News Today
Here's Why Disney Parks Disability Access Service Changes Are Sparking Controversy	7/14/2024	Islands
Disney Parkgoers Upset With New Disability Access Service	7/9/2024	Black Enterprise
What are Disney World's new DAS qualifications? What it means for people with disabilities	7/8/2024	Florida Today
Disneyland new limits on disability access has parkgoers upset, calling for change | Fox Business	7/8/2024	Fox Business
Disneyland Guest with Guillain-Barré Syndrome Who Was Denied Disability Access Pass Speaks Out	7/8/2024	People
New Disney World photo sounds alarm on a growing problem - TheStreet	7/8/2024	USA Today
Disney denies guest Disability Access Service | USA TODAY	7/8/2024	USA Today
Disney's new theme park disability policy sparks anger	7/2/2024	Yahoo News
Video Goes Viral of Disabled Guest Pleading with Disney to Offer Paid Alternative When Denied DAS Access - WDW News Today	6/30/2024	WDW News Today
Severely Disabled Guest Reveals Shocking DAS Denial	6/30/2024	Inside the Magic
WTF Disney! DAS | Disability Access Service Pass | Updates Disneyland | Disney's Fault - Greg Rants	6/24/2024	Fantasy Land News
Disney fans say changes to disability program exclude many people who were previously covered	6/17/2024	Yahoo News
Disney fans say changes to disability program exclude many people who were previously covered	6/14/2024	NBC
Disney fans say changes to disability program exclude many people who were previously covered	6/14/2024	NBC
Disney’s New Disability Access Policy Faces Backlash	6/14/2024	Enchanted Insider

Changes & DAS Denials at Disney World	6/4/2024	Disney Tourist Blog
Disabled Guests Battling 'Exclusion,' 'Elimination' From Disney World Parks, 20,000 Respond	6/1/2024	Inside the Magic
DAS Defenders Petition Reaches 16K Signatures as Disabled Individuals Feel Excluded From Disney Parks - WDW News Today	5/30/2024	WDWNT
Emotional DAS Pass issue has Disney World visitors divided	5/29/2024	ABC Tampa Bay
Disabled Disney Guests Told to Ask for Callback Times at Each Ride & Practice Waiting in Line Instead of Getting DAS - WDW News Today	5/27/2024	WDW News Today
Uproar' in disabled community after changes to Disney DAS pass program	5/24/2024	ABC Tampa Bay
Disney Implements Overhaul Of Disability Access At Parks	5/20/2024	DisabilityScoop
Allegedly Disney’s New Disability Access Service (DAS) is Worse Than We Think - Fantasy Land News	5/13/2024	Fantasy Land News
Disney DAS Pass 2024: Can People with Type 1 Diabetes Still Qualify?	5/9/2024	Milk & Honey Nutrition
Disneyland excludes disabled people with discriminatory policy, group says	4/29/2024	Daily Breeze
Disneyland excludes disabled people with discriminatory policy, group says	4/29/2024	Los Angeles Daily News
Disneyland excludes disabled people with discriminatory policy, group says	4/29/2024	OC Register
Disney’s Line-Cutting Policy Sent Us Backward - Progressive.org	4/26/2024	The Progressive
Petition urges Disney to reverse changes to Disability Access Service program	4/23/2024	KTLA
Disney's Own Greed Ruined Its Disability Program	4/23/2024	Disney Dining
A disabled woman planned a 'once-in-a-lifetime' trip to Disney World. Then the park changed its disability policy.	4/22/2024	Business Insider
Disney Faces Backlash Over Theme Park Disability Access Changes	4/22/2024	Forbes
Disney Fan with Eye Disorder Says She No Longer Feels 'Welcomed' at Park After Disability Guidelines Change (Exclusive)	4/20/2024	People
Dear Disney, Please Fix the DAS Program By Doing One Simple Thing	4/20/2024	Inside the Magic

NEWS: Petition To Fight Disney's Disability Access Service Changes Gains Support - AllEars.Net	4/17/2024	AllEars
NEWS: Petition Launched to Fight Disney's New Policy Changes	4/17/2024	Disney Food Blog
DAS Defenders' group hopes Disney reverses changes to its Disability Access Service policy | FOX 35 Orlando	4/17/2024	Fox35
Group Sets Up Petition Against Disney’s Proposed Das Pass Changes - IMDb	4/17/2024	Imdb
DAS Defenders Challenge Disney's Controversial Disability Changes	4/17/2024	Disney Dining
Petition by Disabled People Opposes Disney's 'Discriminatory' Disability Access Service Updates - WDW News Today	4/16/2024	WDW News Today
Disney disability pass changes: What you need to know | FOX 35 Orlando	4/10/2024	Fox 35
Disney World in Florida overhauling Disability Access Service, DAS	4/10/2024	Florida Today

Social Media Evidence of Widespread DAS Backlash

The table below provides a non-exhaustive sampling of recent social media content documenting guest dissatisfaction with Disney’s Disability Access Service (DAS) changes. These videos and posts—many created by disabled guests themselves and several amplified by major news outlets—collectively account for more than 42 million views across platforms. They include first-person accounts of being denied DAS, families publicly declaring they will shorten or cancel Disney trips, and commentary framing Disney’s current disability practices as discriminatory or exclusionary. This table does not capture the full universe of DAS-related content, but even this limited subset demonstrates that the controversy has reached a scale and visibility that poses clear reputational and attendance risk for the Company.

Table B.

Video Link	Views
Total Views	42,048,136
Why I WONT be back to Disney! #narcolepsy #disney #vlog - YouTube	7,200,000
Disney World Without DAS - My Experience Exploring EPCOT | TikTok	5,600,000
Disney Disability Access Service (DAS) Updates and Accommodations Denied | TikTok	5,300,000
The aftermath	4,700,000
Feeling Better with McDonald's: My Disney Accessibility Experience | TikTok	2,600,000

Disney Disability Access Service (DAS) - YouTube	2,400,000
I was denied Disability Access Services (DAS pass) at Disney World due...	1,900,000
I was denied Disability Access Services (DAS pass)	1,800,000
Replying to @pasttenseofdraw.mp3 More thoughts on DAS [Video Descripti... | TikTok	1,338,000
Disney’s Disability Access Service (DAS)	965,000
Disney Discrimination Anger Explained | TikTok	696,200
Charisma Mangahas (@choo choo) went viral on TikTok last month after s...	603,400
Reviewing the Latest Disney DAS Updates: Interview Insights | TikTok	532,600
Angry DAS Rant at Disney World: Unacceptable Disability Experience | TikTok	515,500
Disney's PR Challenge: Disability Access Services Issues | TikTok	437,400
#disney #disneyworld #disneyland #disability #accessibility #das #daspass	408,300
What I did at Disney World since I was denied Disney’s Disability Access Service (DAS).	406,000
Revising DAS for	353,900
Disney Disability Access Service Changes: Excluding Many Disabilities | TikTok	278,700
today i was denied DAS at #Disneyland	256,400
Disney's Treatment of Disabled Veterans: DAS Rejections and Equality Advocacy | TikTok	195,900
Part one million of my thoughts on the DAS updates lol [Video Descrip... | TikTok	189,100
#Disney #DisneyParks #Disneyland #DAS #Accessibility #ADA	174,000
I was denied for DAS yesterday	147,000
#disney #disneyworld #disneyland #disability #accessibility #das #daspass	143,600
@Disney Parks claims that if you arent given DAS you will be given alt... | Disneyland | TikTok	138,900
Conversation with a cast member after being denied Disney’s Disability Access Service (DAS) - YouTube	122,000
Disneyland Disability Pass Controversy: Terminal Cancer Denied Access | TikTok	116,100
I used to get dAS because of my condition but now I do not and the sol... | TikTok	109,000

Disney DAS Application Denied - Accessibility Concerns at Disney World | TikTok	107,100
I mean what was the thinking here??? #strugglecare #parenting #disneyw... | TikTok	101,400
Disability Access Services Experience at Disney World | TikTok	97,800
Disney Disability Access Service (DAS) Updates are Not Inclusive - YouTube	96,000
Disney Accessibility Tips for Disabled Guests | TikTok	88,900
Disney Faces Class Action Lawsuit Over Disability Rights | TikTok	86,400
Goodbye Disney	80,200
Disney Disability Access Service Pass (DAS) Explained | TikTok	79,300
These are direct quotes from people with disabilities that got rejecte... | TikTok	78,300
#disability #disabled #disney #disneyworld #waltdisneyworld #das #dasp... | TikTok	77,400
Accessibility Accommodations for Blind Guests at Disney | TikTok	76,500
What do you think? Now I can’t say that the changes to DAS eligibility... | TikTok	75,000
DISNEY DISABILITY ACCESS SERVICE (DAS) UPDATES // My experience getting denied DAS [CC]	74,000
Reimagining Disney's DAS Pass for Better Accessibility | TikTok	71,900
Disney Guest Denied DAS Pass Due to Brain Tumor | Theme Park Accessibility Controversy | TikTok	69,000
#disney #disneyworld #disneyland #disability #accessibility #das #daspass	65,700
#disney #disneyworld #disneyland #disability #accessibility #das #daspass	58,700
No child should have to watch strangers decide if she’s “disabled enough” for support	58,500
Disney DAS Pass Overview | Disney’s Disability Access Pass | Tutorial, Tips & More!	53,000
My letter to Disney #das #daspass #disney #disneyworld #disneyland #di... | TikTok	53,000
@Disney Parks I hope you are seeing how mucn ableist hate you have ena... | TikTok	52,300
Hurricane Impacts Walt Disney World, Tom Rants About DAS Changes - YouTube	52,000
#disney #disneyworld #disneyland #disability #accessibility #das #daspass	47,400
How can an accommodation that I have been given and that has worked si... | TikTok	42,000

Disabled Guest Explains How Disney's New DAS System Excludes Those That Need It The Most	39,000
Kids who qualify for @Make-A-Wish are getting rejected for disability ... | TikTok	38,800
Reflections on 12 years	36,200
Disney DAS Decline Feedback: Executive Office Call Back | TikTok	35,200
@choo choo experience with the new DAS program. Disney this is wrong a... | TikTok	34,900
Disney Class Action Lawsuit Over DAS Pass Explained | TikTok	34,600
do better @Disney #disneydaspass #disneydas2024 #disneyworlddas #dasp... | dash pass | TikTok	34,000
#disney #disneyworld #disneyland #disability #accessibility #das #daspass	29,700
Disney's Response to My Letter - Part 1 | TikTok	23,500
Disability Access at Disney Parks Controversy | TikTok	24,400
#disney #disneyworld #disneyland #disability #accessibility #das #daspass	23,400
#disney #disneyworld #disneyland #disability #accessibility #das #daspass	21,800
Family upset after son can't get DAS accommodations at Disney	21,000
#disney #disneyworld #disneyland #disability #accessibility #das #daspass	20,700
I share my recent experience at	19,000
This DAS pass system	18,200
The first time Natasha Caudill visited Disney World in 2022, she didn't realize she could apply for Disability Access Services (DAS).	18,000
Reviewing the Latest Disney DAS Updates: Interview Insights | TikTok	16,400
We use lightning lane but were denied Disability DAS today 😭told I’m ... | TikTok	16,400
Disneyland’s adjusted disability pass upsets some | On Your Side - YouTube	16,000
Not having the DAS pass for our fanily will make it s much shorter day... | TikTok	14,400
DAS Disaster: Disney DENIED Guest Disability Access After FOURTEEN Hours	11,000
Disney's Disability Access Service: The Controversial Change & Confusing New "Accommodations"	11,000
Disney DAS Pass Approval Process Needs Improvement | TikTok	10,300
Understanding Type 1 Diabetes in Mom Life | TikTok	10,200
Denied the DAS pass	9,800
Roberta Is Leaving Disney	9,600

I no longer qualify for the Disney DAS Pass 😭	9,100
I know the new system has sucked for everyone	7,702
Disney's New DAS Pass System is BROKEN | Disability Access Service | New Rules Explained	6,900
Disney World Das	6,800
Why the new DAS system is not working	6,700
Disney Parks DAS LAWSUIT Coming! Disabled Guests FED UP With Probing Questions and Rejections	6,600
#disney #disneyworld #disneyland #disability #accessibility #das #daspass	6,000
DAS in Disney World/DAS in Disneyland: What the New Disability Access Service at Disney Parks Means - YouTube	4,700
Today, Disneyland and Disney World just became less accessible as chan... | TikTok	4,634
Disney Parks DAS Pass Denial: A Frustrating Experience | TikTok	4,300
The DARK Side of Disney: Disabled Guests Speak Out! DAS Disability Pass with Brian Craig	4,100
Disney World Disability Access Pass has a new look and brother, she's U G L Y 🙈	3,400
Our experience with being denied on the new (unpublished) @Disney Parks DAS rules	3,300
Not "Disabled Enough" for Disney (feat. My Boyfriend) - YouTube	2,900
Disney’s latest move has ignited a firestorm of controversy.	2,800
Earlier this year, Disney rolled out controversial changes	1,900

Appendix B – Research Presented in Amusement Today and USA Today

52 AMUSEMENT TODAY December 2024

Recent changes to Disney's Disability Access Service reducing guest visits

ORLANDO — New research revealed during IAAPA Expo 2024 at at the 2024 **Themed Experiences and Attractions** (TEA) Academic Symposium by **Professor Barbara Burgess-Lefebvre** of **Robert Morris University** and her daughter **Johnna Lefebvre** exposed significant impacts of recent changes to **Disney**'s Disability Access Service (DAS).

The study, titled "Best Practices in Guest Assistance for Disabilities... When They Aren't," sheds light on the barriers disabled guests currently face, highlighting the exclusionary nature of the updated policies. The study is a followup on last year's "Best Practices in Guest Assistance at Theme Parks."

The study reveals a reality that while Disney's DAS once exemplified inclusivity, recent policy changes have drastically narrowed eligibility, excluding individuals with serious disabilities from needed accommodations. These changes — introduced in spring 2024 — have caused significant hardship for disabled guests and their families, prompting trip cancellations and damaging Disney's once-celebrated reputation as a leader in accessibility.

Key findings of the study included:

•50% of guests denied DAS accommodations indicated they would visit Disney less often, and 36% stated they would no longer visit at all.

•Nearly 90% of respondents reported heightened anxiety during the new DAS application process.

•Guests with various disabilities, previously accommodated, now find themselves ineligible under the new stricter guidelines.

The research also highlighted the perception that Disney's changes are financially motivated, pushing disabled guests toward expensive paid options like Premier and Individual Lightning Lanes, which were once unnecessary due to DAS accommodations.

The study was presented Friday, November 22, at IAAPA Expo 2024.

"This study and the fact that 86% of those denied DAS said they would visit Disney World less often or not at all proves that many who have been denied DAS were not 'cheating' or 'faking' but are simply disabled people who have had necessary accommodations taken away and can no longer safely visit Disney," stated **DAS Defenders**, a coalition of disability advocates and Disney fans.

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USA TODAY

THEME PARKS | Disney World | Add Topic

Josh Rivera and Eve Chen USA TODAY

Nov. 22, 2024 | Updated Nov. 25, 2024, 12:12 p.m. ET

What percentage of denied DAS users would visit Disney less often?

What are the main criticisms of Disney's updated DAS policies?

What new accessibility initiatives has Disneyland announced?

What deal restored ESPN and ABC to YouTube TV?

BETA

Disney's Disability Access Service (DAS) has come under fire following changes to its policies earlier this year.

Guests have taken to social media to share their thoughts and experiences on the changes, with many of them saying they were denied the pass when they were granted it during previous visits to the parks. New research presented at the 2024 Themed Experiences and Attractions Academic Symposium during the International Association of Amusement Parks and Attractions (IAAPA) Convention highlighted the significant barriers the updated policies impose on guests with disabilities.

The study, authored by professor Barbara Burgess-Lefebvre of Robert Morris University and her daughter Johnna Lefebvre reveals the impact of the new stricter guidelines, including what they identify as decreased attendance among guests with disabilities, heightened anxiety, discriminatory exclusions and negative experiences with cast members.

"When somebody asks for help, you should say, 'How can I help you? What do you need?' That's how we, as humans, should deal with people who need help," Burgess-Lefebvre, whose family members are neurodivergent, told USA TODAY. In a previous study, prior to the policy changes, she said, "Our takeaway became, OK, Disney World does it best. Because at the time, pretty much you said, 'Hey, I need help,' and they would say, 'OK, what can we do for you?' That was our happy ending takeaway last year, and then this year, in April, everything changed. And I said, 'Oh, well, this stinks.' "

Need a news break? Check out the all new PLAY hub with puzzles, games and more!

What is DAS?

Disney World and Disneyland previously described their Disability Access Service as a program "to assist guests who have difficulty tolerating extended waits in a conventional queue environment due to a disability."

Guests who qualify for and enroll in DAS wait just as long as guests in the standby line, sometimes a little longer, but they don't have to physically stay in the queue. Instead, they can join the line virtually, wait out the designated time elsewhere in the park, and then return to the attraction for a shorter in-person wait.

DAS is one of several accommodations offered to ensure an inclusive experience for guests with disabilities, particularly for those unable to wait in traditional queues due to developmental disabilities like those who are neurodivergent. In response to a surge in DAS usage, which Disney says tripled over the past five years, the parks retooled the program with input from experts and neuropsychologists.

What did the study find?

The study surveyed 300 individuals who had previously used DAS. Among the findings:

- **Decreased attendance**: Half of the respondents denied DAS accommodations said they would visit Disney less often, and 36% stated they would not return.
- **Increased anxiety**: Nearly 90% of respondents reported "heightened anxiety" during the new application process.
- **Discriminatory exclusions**: Guests with disabilities who previously qualified for DAS now find themselves denied assistance.
- **Dismissive interactions**: Reports of dismissive or rude behavior from cast members exacerbate the alienation felt by guests.

Many participants also believe the changes are financially motivated, designed to push guests with disabilities toward costly Lightning Lane passes.

"I'm disappointed in Disney," Burgess-Lefebvre said. "I'm sort of a lifelong Disney fan, and I do, you know, I don't know where I fall in my own survey in terms of, 'would you go back if we couldn't, if we didn't have DAS?' I was very aware of using it."

Moving forward

DAS Defenders, a coalition of over 17,000 disability advocates and Disney fans, has called on the company to take immediate corrective action. In a statement, the group said: "This study and the fact that 86% of those denied DAS said they would visit Disney World less often or not at all proves that many who have been denied DAS were not 'cheating or faking' but are simply disabled people who have had necessary accommodations taken away and can no longer safely visit Disney."